FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For December 11, 2002

DATAMIRROR CORPORATION

(Registrant’s name)

3100 Steeles Avenue East, Suite 700

Markham, Ontario, Canada   L3R 8T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

___X___

Form 40-F

______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

______

No

___X___

Documents Included as Part of this Report

No.

Document

1.

Press Release dated December 11, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 11, 2002

DATAMIRROR CORPORATION

By: /s/ Peter Cauley

Peter Cauley

Chief Financial Officer

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